SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras begins commercial production at Santos Basin

pre-salt Iracema Sul area

Rio de Janeiro, October 14, 2014 – Petróleo Brasileiro S.A. – Petrobras announces that platform Cidade de Mangaratiba went into operation today (10/14) at the Santos Basin pre-salt area of Iracema Sul, in Lula field, located on block BM-S-11. The start-up of the new platform was anticipated since the original expected start-up, as provided for in the 2014-2018 Business & Management Plan, had been scheduled for November 6th, 2014.

The platform Cidade de Mangaratiba is an FPSO (floating production storage and offloading) type unit and it was contracted in September 2011 from the Schahin-Modec consortium. The hull of the FPSO was converted at the Cosco shipyard, in Dalian, China and the integration of the process plant modules took place at the BrasFels shipyard in Angra do Reis, Rio de Janeiro.

The platform, which is set up at a depth of 2,200 meters, some 240km off the coast, will have the capacity to process up to 150 thousand barrels of oil and 8 million m3 of gas per day, in addition to storing 1.6 million barrels of oil. Well 4-RJS-647, the first to be connected to the FPSO, has a production potential of over 30 thousand barrels per day. The oil produced at the Iracema Sul area is of high quality and of medium density (30º API) and will be transported by shuttle tankers.

The Santos Basin Integrated Gas Distribution Network will distribute the portion of the gas that is not used for reinjection in the field. FPSO Cidade de Mangaratiba will be connected to eight production wells and eight injection ones over the coming months. Production is expected to peak in the first half of 2016.

The estimated local content for the development of the Iracema Sul area is 42%, higher than the 30% minimum local content specified by Brazil’s National Petroleum, Natural Gas and Biofuels Agency (ANP) for block BM-S-11. The construction and integration of the platform’s modules in Brazil involved four construction sites in Rio de Janeiro – distributed across Itaguaí, Ilha do Fundão, Niterói, Angra dos Reis – as well as Bahia.

Concession BM-S-11 is operated by Petrobras (65%), in partnership with BG E&P Brasil Ltda (25%) and Petrogal Brasil S.A. (10%).

Technical specifications:

Production capacity: 150 thousand barrels per day

Natural gas treatment capacity: 8 million m3 per day

Storage capacity: 1.6 million barrels of oil

Accommodation: 150 people

Operating water depth: 2,200 meters

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.